Date 12 October 2007 Subject File No. 1-13980 Your letter of 7 August 2007 Your reference
United States Securities and Exchange Commission Division of Corporation Finance Attn. Mr. Larry Spirgel, Assistant Director Mail Stop 3720 Washington, DC, 20549 U.S.A.	Form 20-F 2006 Our reference

Dear Mr. Spirgel,

On behalf of Koninklijke KPN N.V., a company organized under the laws of The Netherlands (the “Company” or “KPN”), I have set forth below the Company’s responses to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 7, 2007, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) filed with the Commission on March 1, 2007.  We refer to our telephone calls with Mr. Dean Suehiro in which we agreed to give our responses no later than October 12, 2007.

If you need a more detailed explanation of our responses or if you have any additional questions, we propose to hold a conference by phone. We are also pleased to hold a conference at your offices at your convenience.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Our answers to the questions 2 through 6 are preceded by an introductory paragraph that explains certain matters we came across in reviewing our hedge relationships and related accounting. This review included an in depth analysis of all our hedge accounting relationships. Together with our advisors we assessed the appropriateness of hedge relationships, the quality of documentation, the execution of the test in relation to the documented test, valuation models behind testing and journal entries and the appropriateness of our hedge accounting journal entries.

2 of 12 Accompanies letter dated 12 October 2007
Our reference

General

1.
We note the reference on page 4 of your response letter dated July 12, 2007, to “assets and liabilities associated with Cuba, Iran, the Sudan and Syria.” Please clarify for us the nature of your assets and liabilities associated with Cuba, Iran, Sudan and Syria. Describe the relevant assets and liabilities in reasonable detail.

Company Response:

Our assets and liabilities associated with Cuba, Iran, Sudan and Syria are limited to accounts receivable and accounts payable. For a quantitative analysis we refer to our answer 2a in our letter to the Commission of July 12, 2007. For the convenience of the Staff we have set forth this response below.

Answer 2a in our letter to the Commission of July 12, 2007
The Company does not believe that its business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative or qualitative terms for the following reasons:

a.  Quantitative Analysis

(I) The Company derives revenue from the interconnection agreements between the Company and the entities in Syria, Iran and the Sudan described in response to question 1 above (“SCIS customer revenues”).  For the 2006 fiscal year, the Company had total revenues of EUR 11,941 million, of which approximately EUR 1 million in the aggregate was attributable to SCIS customer revenues.

(II)  The Company also derives revenue from interconnection agreements with customers that are not located in, or owned and operated by the governments of Syria, Cuba, Iran or the Sudan for traffic terminating in these four countries (“non-SCIS customer revenues”); such revenue is not reflected in a. (I) above since it was not derived from the agreements discussed in the response to question 1 above.  For the 2006 fiscal year, the Company had less than EUR 1 million of non-SCIS customer revenues.

(III)  The Company derives revenues from roaming of KPN customers via network operators in Syria, Cuba, Iran and the Sudan. For the 2006 fiscal year, the Company had approximately EUR 2 million of such revenues.

(IV)  The Company derives revenues via non KPN customers using the KPN network to roam with network operators in Syria, Cuba, Iran and the Sudan. For the 2006 fiscal year, the Company had less than EUR 0.5 million of such revenues.

(V)  The assets and liabilities associated with Cuba, Iran, the Sudan and Syria are directly related to the revenues generated in these countries.

3 of 12 Accompanies letter dated 12 October 2007
Our reference

Introduction to our response to questions 2 to 6, Change in Accounting Policies, page 113

To facilitate preparation of our responses to your questions we initiated a review of all of our hedge relationships under both IFRS and US GAAP. In connection with this review which involved consultation with external advisors, we have identified the following three findings that affect our hedge accounting:
1.
First, we determined that under US GAAP hedge accounting (with a full designation of the elements of the swap including interest differential) should not have been applied to cross currency fixed to fixed interest rate swaps. These swaps had a fair value at the moment of inception of the hedge (January 1, 2003) which was not considered in our hedge designation and documentation. As such, we did not have a basis at the time of designation to support an assertion that the hedging relationship would be effective over its term. For a more detailed explanation we refer to our response to question 3 below. This finding does not affect hedge accounting under IFRS which started on January 1, 2005. At that date through the application of the transitional rules of IFRS 1, the hedges had a fair value of zero as we explain in our response to question 6 below.

2.
Second, we identified errors in our internal model used to calculate the accounting ineffectiveness. Our model is supported by spreadsheets which contained certain formula errors. These errors did not have an impact on the 2005 and 2006 income statement and the hedge reserve (Other Comprehensive Income or ‘OCI’). The errors had a different impact under IFRS and US GAAP which are explained separately below.

a.
IFRS: for 2005, the revised model produced the same outcome as the original model. For 2006, our revised model calculated an accounting ineffectiveness of EUR 4 million compared to EUR 61 million under the original model. However, this error does not have an impact on the 2006 income statement as we have applied a change in our accounting policy in 2006 which resulted in recording no ineffectiveness in the income statement (we refer to our response to question 2). In the notes to the 2006 financial statements regarding the effect of the change in accounting policy we should have stated that the amount of accounting ineffectiveness in 2006 was EUR 4 million instead of EUR 61 million under the former policy. We will correct this disclosure in future filings.

b.
US GAAP: as a consequence of our first finding that no hedge accounting should have been applied for the swaps with a fair value at inception, the errors in the model had no further effect on the US GAAP figures.

3.
Our hedge documentation provides evidence that the critical terms of the hedging instrument and hedged item exactly match (e.g. all the settlement dates exactly match). The hedge documentation also provides that retrospective and prospective effectiveness testing will be performed by use of a regression analysis.  However, when this testing was performed we did not include discounting as required by its designation as management observed that the cash flows represented by the hedged item (debt) and the hedging instrument (derivative instrument) exactly matched across the term of the hedging relationship. Our retesting has provided support for our original conclusion that the hedge has been highly effective throughout its term and is expected to be highly effective for its remaining term. See appendix 1 for an example of our retesting.

4 of 12 Accompanies letter dated 12 October 2007
Our reference

2.
Please describe in detail the actual methods utilized by you to assess hedge effectiveness pursuant to IFRS under both the previous and current accounting policies. Similarly provide us with a more detailed description of the methods used by you in measuring the ineffectiveness of your hedges under the previous and current accounting policies. Refer to your basis in the accounting literature. Provide us with an example that includes an assessment of hedge effectiveness and a calculation of ineffectiveness, including any related journal entries, under both your previous and current accounting policies.

Company Response:

We make a distinction between testing whether or not a hedge relationship has been highly effective and the measurement of the hedge ineffectiveness for income statement purposes which we refer to in this document as “accounting ineffectiveness”.

Effectiveness test
As indicated in the introduction to question 2 to 6, we performed in practice our testing on an undiscounted basis, up to a level at which we could conclude 100% effectiveness. This analysis is performed to fulfill the test requirements both prospectively and retrospectively, every quarter and upon inception of the hedge relationship. In line with the forward hedge designation, the description of the test as documented in our hedge documentation is based on discounted changes in estimated cash flows. We reperformed the test as documented in our recent review. Our reperformance confirmed that the hedge relationship is highly effective.

The actual method used for this effectiveness test is a regression analysis in accordance with IAS 39 (AG 105), both under the previous and current accounting policies. We have not changed the method of testing as documented in our hedge documentation to assess whether or not a hedge relationship has been highly effective.

The regression analysis is based on the discounted change of the cash flows of the hedging instrument (cross-currency interest rate swap) and the discounted change of the cash flows of the hedged item (the bond), due to changes in the exchange rate and the relevant interest curves.

The primary objective of regression analysis is to determine if changes to the hedged item and derivative instrument are highly correlated and, thus, supportive of the assertion that there has been and will be a high degree of offset in cash flows achieved by the hedge.

5 of 12 Accompanies letter dated 12 October 2007
Our reference

In the regression analysis, the coefficient of determination (or R2) represents the proportion of variability in the derivative that can be explained by the change in the hedged item. The inputs for the regression analysis are 30 data points, which on a weekly basis estimate:
•	Euro equivalent future cash flows of the swap and Euro equivalent future cash flows of the bond, both based on currency forward curve; and
•	the difference between the estimate of the Euro equivalent future cash flows and those estimated at inception of the hedge.
These cash flows are discounted at the corresponding Euro zero coupon curve.

See appendix 1 for an example of the regression analysis. The regression analysis showed a R2=1.0 which means that 100% of the movement in the derivative is explained by the variation in the hedged item for the designated hedged risk. Our regression model is used to support effectiveness on both a retrospective and prospective basis. At inception and at every quarter end, the effectiveness in the prior 30 weeks include the past quarter and form our best estimate and expectation on the effectiveness for the remaining life of the hedge relationship. Please note that this appendix is an example prepared by us based on the contemporaneous hedge documentation to demonstrate particular points of focus to facilitate understanding of the hedge documentation and testing.

We note that the current disclosure on page 147 of our Annual Report and Form 20-F 2006 states that “KPN determines the effectiveness of the hedges using the Dollar offset method”.  As we use regression analysis to determine effectiveness of the hedges, we propose to revise our disclosure in future filings to state “KPN determines the effectiveness of the hedges using the Regression method”.

Measurement of Hedge Ineffectiveness for accounting purposes

Previous accounting policy
As described above we concluded that the hedge is 100% effective. As this is based on regression analysis, the next step is to determine the accounting entries for hedge accounting. For accounting purposes, we prepared under the previous accounting policy our hedge accounting journal entries with ineffectiveness recorded in the income statement in accordance with paragraph 96 of IAS 39:

The fair value of a cash flow hedge to be recorded in equity (hedge reserve) is the lesser of:
1) the cumulative gain or loss on the hedging instruments from the inception of the hedge; and
2) the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.
Any remaining gain or loss on the hedging instrument or designated component of it is recognised in the income statement.

The accounting ineffectiveness was measured by comparing the cumulative change in the fair value of the cross-currency interest rate swap (hedging instrument) from inception of the hedge with the cumulative change in fair value of the hedged item from inception of the hedge. This accounting ineffectiveness fully relates to the fair value changes of the Euro interest leg of the swap which is not included in the fair value differences of the underlying foreign currency bond.

6 of 12 Accompanies letter dated 12 October 2007
Our reference

The accounting ineffectiveness of the swap for which the regression analysis has been disclosed in appendix 1 is calculated as follows (in million EUR):

Cumulative changes in Fair Value	Swap	Hedged item	Ineffective
2006[1]	1.8	3.7	1.8 profit

As indicated above, the differences in the fair values of the swap versus the hedged item result from changes in the Euro yield curve. This fair value mismatch between hedge instrument and hedged item is recorded by us as accounting ineffectiveness by applying the “lesser of” test. The regression analysis does not have this mismatch as the data points of the regression analysis are based on the cumulative change in fair value of the cash flows in the swap, versus cumulative change in the fair value of the cash flows in the hedged item (as indicated above under the heading “Effectiveness test”). For the technical details of this calculation we refer to our response to your question 3a on page 5 in our letter to the Commission of July 12, 2007 which we have set forth below.

Answer 3a in our letter to the Commission of July 12, 2007
Initially we have tested for effectiveness where we concluded that the cash flow hedges are highly effective and subsequently we have measured the ineffectiveness for income statement purposes in accordance with paragraph 96 of IAS 39 as follows:

The fair value of a cash flow hedge to be recorded in equity (hedge reserve) is the lesser of:
1) the cumulative gain or loss on the hedging instruments from the inception of the hedge; and
2) the cumulative change in fair value (present value) of the expected future cash flows on the hedged item from inception of the hedge.

When measuring the ineffectiveness pursuant to this guidance we compared the risk elements of the bond with the risk elements of the derivative. These did not match as the USD bond (hedged item as described under 2) had two risk elements (currency risk from USD/EUR spot movements and interest rate risk from the USD) and the swaps (hedging instruments as described under 1) had three risk elements (currency risk from the USD spot movements, interest rate risk from the USD and interest rate risk from the EUR). Under the previous accounting policy the fair value changes arising from the EUR interest rate risk in determining the total cumulative changes in the fair value of the swap resulted from time to time in an accounting ineffectiveness in accordance with IAS 39.96, which was recorded in the income statement.

1As the fair value of the swap is close to zero at the end of 2006 the different elements of the swap do not offset.

7 of 12 Accompanies letter dated 12 October 2007
Our reference

Under the previous accounting policy, the following (pretax) journal entries regarding the bond and related swap would have been recorded in 2006 (in million EUR):
1.	The revaluation of the hedged item (Bond) due to changes in the exchange rate:
•	Other financial results 4.4 debit
•	Borrowings (Bond) 4.4 credit
2.	The revaluation of the hedge instrument (swap) to the hedge reserve:
•	Derivatives 1.8 debit
•	Hedge reserve (OCI) 1.8 credit
3.
FX-part of the revaluation of the hedge instrument (recorded in the hedge reserve under point 2) transferred to the income statement to offset all the FX-revaluation effects of the hedged item under point 1. above:

•	Hedge reserve (OCI) 4.4 debit
•	Other financial results 4.4 credit
4.	Ineffective part of the hedge relation transferred from the hedge reserve to the income statement (as calculated above):
•	Hedge reserve (OCI) 1.8 debit
•	Other financial results 1.8 credit

Current accounting policy
The current method we are using to determine accounting ineffectiveness is based on paragraph 95 of IAS 39 which states that the portion of gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized directly in equity with any ineffective portion recorded in the income statement. Because based on our effectiveness test (the regression analysis) the hedges proved to be 100% effective, all fair value changes are recognized directly in the hedge reserve.

Under the current accounting policy, the first three journal entries are the same as under the previous accounting policy. The fourth journal entry is not recorded because the amount of accounting ineffectiveness is zero under the current accounting policy.

3.
Please describe in detail the actual method utilized by you to assess hedge effectiveness under US GAAP. Also tell us the method used by you in measuring the ineffectiveness of your hedges. Refer to your basis in the accounting literature. Provide us with an example that includes an assessment of hedge effectiveness and a calculation of ineffectiveness, including any related journal entries.

Company Response:

Our cross currency fixed to fixed interest rate swaps have been accounted for as cash flow hedges as of January 1, 2003 under US GAAP. However, because these swaps had a fair value at the time of their designation on 1 January 2003, which was not considered in our hedge designation or documentation, we have now concluded that hedge accounting for these swaps was not appropriate. The hedge designation included also, apart from the spot-to-spot elements, the interest differential of the swap (forward-forward designation).

8 of 12 Accompanies letter dated 12 October 2007
Our reference

For an explanation why under US GAAP the fair value of the swaps was not zero at the moment of inception of the hedge whereas under IFRS they were, we refer to our response to question 6 below.

We believe the effect of inappropriately applying hedge accounting for these swaps is not material in each of the years 2003 to 2006. We have attached as appendix 2 to this letter a quantitative and qualitative materiality analysis in accordance with SAB 99 and SAB 108 on the basis of which we have concluded that the effect of reversing hedge accounting for these cross currency fixed to fixed interest rate swaps is not material in each of the years.

For cross currency fixed to fixed interest rate swaps entered into in 2006 we believe our designation and documentation appropriately supports hedge accounting at inception. The method of testing whether the hedge relationship is highly effective is performed as described in our response to question number 2 above. As the swaps had no fair value at inception and the tests were 100% effective, we believe that the appropriate accounting is similar to method 2 of DIG G7. Effectively the hedge relationship as documented is equal to method 2. This is the accounting as applied by us which is also equal to our current accounting under IFRS. As a consequence, no lesser of test is performed resulting in no accounting ineffectiveness. The journal entries under US GAAP are the same as the journal entries under IFRS except for the fourth journal entry which is not recorded under US GAAP.

4.
We note your conclusion that the change in the method of measuring ineffectiveness (i.e. determining the fair value of the hedge item) could be revised to include changes in the Euro yield curve. Please help us understand how revising the manner in which the fair value of the hedged item is determined does NOT impact your assessment of hedge effectiveness. It would appear to us that the fair value of the hedged item is a direct component of the calculation of effectiveness which would therefore impact your conclusion regarding the formal designation and documentation of the hedging relationship. As you have previously acknowledged, paragraphs 88(a) and AG 107 of IAS 39 state that the formal designation and documentation requirements include how the entity will assess the hedging instrument’s effectiveness. In this regard, we note your statement that such paragraphs in IAS 39 “refer to the effectiveness test to determine whether a hedge has been highly effective.”

9 of 12 Accompanies letter dated 12 October 2007
Our reference

Company Response:

We make a distinction between testing whether or not a hedge relationship has been highly effective (based on regression analysis) and the measurement of the hedge ineffectiveness for income statement purposes (accounting ineffectiveness).

We have not changed the method of testing to assess whether or not a hedge relationship has been highly effective (the regression analysis). As described above in our response to question number 2 and 3, this effectiveness test is based on a regression analysis, both under IFRS and US GAAP. Even though the regression test demonstrates that the “highly effective” test has been passed, regression analysis was only used for effectiveness testing as it does not generate the required amounts necessary to record journal entries in relation to the measurement of ineffectiveness. Under IFRS we have changed the method of measuring the accounting ineffectiveness which we have treated as a change in accounting policy.

The journal entries, as described above in our response to question number 2, are included in our hedge documentation. However, the measurement of the accounting ineffectiveness is not required to form part of the hedge documentation according to paragraph 88(a) and paragraph AG 107 of IAS 39. These paragraphs only refer to the effectiveness test to determine whether or not a hedge has been highly effective (i.e. the regression analysis) which has not changed as a result of the new accounting policy. Therefore, the change for measuring accounting ineffectiveness did not impact our formal hedge designation and documentation under IFRS. For IFRS purposes the change in accounting does not lead to the need to de-designate the hedge relationship. We also took into account that under IAS 8, any change in accounting policy has to be applied retrospectively whereas hedge documentation has to be applied prospectively.  It would therefore not be possible to adjust the accounting policy in the hedge documentation and comply with both the retrospective accounting requirements and the prospective hedge documentation requirements.

5.
Please explain why the fair value of the expected future cash flows on the USD bond should or should not incorporate changes in the Euro yield curve and why you believe you had the option of revising your policy under IFRS to include such changes when they were previously excluded. Please cite any literature supporting your conclusion.

Company Response:

Under the previous accounting policy, for accounting purposes only, the changes in the Euro yield curve could cause accounting ineffectiveness according to paragraph 96 of IAS 39 because the changes in the fair value of the Euro yield curve were included in the total fair value of the swap while these were not included in the change in the fair value of the USD bond.

10 of 12 Accompanies letter dated 12 October 2007
Our reference

Under the current accounting policy which is based on paragraph 95 of IAS 39 there is no accounting ineffectiveness because based on the effectiveness test (the regression analysis) the hedges proved to be 100% effective. Consequently fair value changes of the hedging instrument, including those caused by changes in the Euro yield curve, are recognized directly in the hedge reserve (OCI). KPN being a Euro functional currency company, the new accounting policy appreciates that the Euro yield curve is the benchmark rate. This is in line with our hedging strategy and the documented effectiveness test as described above.

As the cumulative impact on the hedge reserve over the life of the hedge relationship is nil, the hedge reserve will run off at the end of the relationship without a remaining balance at maturity of the swap and the bond.

Our current accounting policy to determine accounting ineffectiveness is based on a similar concept as the hypothetical derivative method as included among others in IAS 39 Implementation Guidance F.5.5 and FAS 133 DIG G7. The hypothetical derivative method involves calculating the change in fair value for a hypothetically perfect derivative (e.g. terms that identically match the critical terms of the hedged item and risk(s) being hedged) and comparing it to the change in fair value of the actual derivative. The difference between these two fair value changes represents the ineffectiveness to be recognized in the income statement.

For the reasons why we believe that we had the option of revising our accounting policy we refer to the paragraph “Better reflection of Treasury objectives” on page 3 of our letter to the Commission of June 12, 2007 which we have set forth below.

Answer 2 in our letter to the Commission of June 12, 2007

Better reflection of Treasury objectives
One of our Treasury objectives is to fully mitigate the currency risk on cash flows arising from foreign currency loans by hedging this risk with cross-currency interest rate swaps, which is the most appropriate instrument for this purpose. However, this objective was not fully reflected in our financial statements due to the recognition of accounting ineffectiveness through the income statement under our previous application of IAS 39. We therefore concluded that our new policy provides more relevant and reliable information to the users of the financial statements. Our current application of IAS 39 better reflects our risk management objectives and better reflects the effectiveness of our hedges from an economic point of view, which we believe provides our investors with more relevant information

11 of 12 Accompanies letter dated 12 October 2007
Our reference

6.
We note your statement in the response to comment 3 b) of the response letter dated July 12, 2007 that “at inception of the hedge relationship the fair value of the swap was zero,” which was with respect to your accounting under IFRS. We also note your statement in your response to comment 4 of the response letter dated June 12, 2007 that “the value of the swaps at the inception of hedge accounting was not zero under US GAAP.” Please tell us in detail how the fair value of the swap under IFRS was zero while under US GAAP the fair value was NOT zero.

Company Response

We have applied IAS 39 as from January 1, 2005, the date of first adoption of IFRS. Prior to that date the fixed to fixed cross-currency interest rate swaps had been in a hedge relationship under Dutch GAAP as of the date of entering into the swap contracts. In accordance with the transitional provisions of IFRS 1 “First-time Adoption of International Financial Reporting Standards” we continued to account for these swaps as hedges under IFRS and prepared the hedge documentation required for IFRS.  In accordance with paragraph IG60B of IFRS 1, these swaps were measured at fair value with a corresponding adjustment to the cash flow hedging reserve (in equity) at January 1, 2005. The fair value of these swaps at inception of the hedge relationship, under Dutch GAAP, was zero.

We have applied FAS 133 as from January 1, 2001 and hedge accounting as of January 1, 2003 for US GAAP purposes. For US GAAP purposes, as hedge accounting commenced approximately 2 years after the date the swaps were transacted into, the fair value of the swaps was no longer zero at inception of hedge accounting. Due to a non-zero fair value at inception of hedge accounting, FAS 133 DIG G9 does not allow the revised treatment of accounting ineffectiveness used for IFRS.

12 of 12 Accompanies letter dated 12 October 2007
Our reference

* * *
In connection with these responses, KPN acknowledges that (i) KPN is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) KPN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the enclosed submission, or if we can be of any assistance in expediting your review, please contact Mr. Philip Boeckman of Cravath, Swaine & Moore LLP (011-44-207-453-1020).

Accounting questions may be addressed to Mr. Ingo Uytdehaage, Manager External Reporting of the Company (011-31-70-343-4628) and myself (011-31-70-451-0110).

Very truly yours,

/s/ Marcel Smits
Marcel Smits
Chief Financial Officer

Copy to:
Mr. Jack Guggenheim
Mr. Dean Suehiro
Mr. Kyle Moffatt

APPENDIX 1

Appendix 1 to letter to the Staff dated October 12, 2007

Retrospective test (dual purpose)
Amounts in €1,000
				Date 12/29/2006
The example is based on Cross Currency Swap
Bond issue	GBP	275,000	Effective date	03/16/2006
Coupon		5.75%	annual

Swap (the total currency exposure of the Bond is hedged by 2 swaps) The example is based on one of those swaps:
Cross Currency Swap		GBP 140,000	Effective date	03/16/2006

Pay		GBP 140,000	Initial exchange	03/16/2006
Receive		EUR 204,052

Receive		GBP 140,000	Final exchange	03/16/2016
Pay		EUR 204,052

Receive Coupon GBP		5.750%	annual
Pay Coupon EUR		4.888%	annual

Input		forward rates
Nr of samples		30
Independent variable		Countervalue in EUR of the cashflows of GBP Bond
Dependent variable		Countervalue in EUR of cashflows from swap

Cum change in Derivative		Cum change in Hedged item
1	-683	683
2	284	-284
3	-808	808
4	-1622	1622
5	-836	836
6	102	-102
7	905	-905
8	267	-267
9	1222	-1222
10	1819	-1819
11	-108	108
12	1374	-1374
13	2133	-2133
14	367	-367
15	1795	-1795
16	1690	-1690
17	121	-121
18	1285	-1285
19	886	-886
20	1837	-1837
21	1981	-1981
22	2523	-2523
23	1791	-1791
24	-451	451
25	-381	381
26	1579	-1579
27	601	-601
28	1758	-1758
29	2340	-2340
30	1735	-1735

SUMMARY OUTPUT
Regression Statistics
R Square	1	[threshold 96%]
F-stat	2.25898E+32	[threshold 4.96]]
Slope	-1	[threshold 0.8 and 1.25]

At inception of the hedge we test the prospective effectiveness based on actual cash flows in combination with market circumstances over the last 30 weeks.

Input to the regression analysis:

1.  Cumulative fair value changes of the Hedging instrument
Amounts * 1,000

Cross Currency Swap	GBP 140,000	Effective date	3/16/2006

Pay	GBP 140,000	Initial exchange	3/16/2006
Receive	EUR 204,052

Receive	GBP 140,000	Final exchange	3/16/2006
Pay	EUR 204,052

Receive Coupon GBP	5.750% annual
Pay Coupon EUR	4.888% annual

Derivative - input calculation
Receive GBP	Notional Interest	140,000 5.75%
Pay EUR	Notional Interest	(204,052) 4.888%
		Payment dates Days	3/19/2007 366	3/18/2008 365	3/18/2009 365	3/18/2010 365	3/18/2011 365	3/19/2012 367	3/18/2013 364	3/18/2014 365	3/18/2015 365	3/18/2016 366	INPUT Regression analysis

Cash flow t0	GBP	contract	8,050	8,050	8,050	8,050	8,050	8,050	8,050	8,050	8,050	148,050
At inception	EUR	contract	(9,974)	(9,974)	(9,974)	(9,974)	(9,974)	(9,974)	(9,974)	(9,974)	(9,974)	(214,026)

		GBP CF - EUR equivalent	11,552	11,416	11,295	11,188	11,102	11,015	10,964	10,915	10,893	200,803
		Net CF EUR	1,578	1,442	1,321	1,214	1,128	1,041	990	941	919	(13,222)
		NPV factor	96.93%	93.60%	90.24%	86.95%	83.71%	80.57%	77.42%	74.39%	71.38%	68.31%
		NPV CF	1,529	1,350	1,192	1,055	944	839	767	700	656	(9,032)	(0)

Cash flow t		GBP CF - EUR equivalent	11,968	11,795	11,619	11,468	11,328	11,206	11,107	11,022	10,955	200,601
28		Net CF EUR	1,994	1,821	1,645	1,494	1,354	1,232	1,133	1,048	981	(13,425)
12/15/2006		Delta Net CF	416	379	324	280	227	191	143	107	62	(203)
		NPV factor	99.02%	95.17%	91.50%	87.94%	84.57%	81.30%	78.16%	75.10%	72.12%	69.20%
		Discounted Delta CF	412	360	296	246	192	156	112	80	45	(140)	1,758

Cash flow t		GBP CF - EUR equivalent	11,958	11,788	11,613	11,457	11,324	11,209	11,115	11,043	10,987	201,431
29		Net CF EUR	1,984	1,814	1,639	1,483	1,350	1,235	1,141	1,069	1,013	(12,595)
12/22/2006		Delta Net CF	406	372	318	269	222	195	151	128	93	627
		NPV factor	99.08%	95.18%	91.43%	87.85%	84.41%	81.06%	77.86%	74.72%	71.67%	68.69%
		Discounted Delta CF	403	354	291	237	187	158	118	95	67	431	2,340

Cash flow t		GBP CF - EUR equivalent	11,880	11,715	11,556	11,410	11,276	11,166	11,073	11,006	10,962	201,127
30		Net CF EUR	1,906	1,741	1,582	1,436	1,302	1,192	1,099	1,032	988	(12,899)
12/29/2006		Delta Net CF	328	299	261	222	175	151	109	91	69	323
		NPV factor	99.17%	95.22%	91.42%	87.75%	84.26%	80.89%	77.65%	74.47%	71.37%	68.35%
		Discounted Delta CF	325	285	238	195	147	122	84	68	49	221	1,735

2.  Cumulative fair value changes of the Hedged item

Amounts * 1,000

Hedged Item - input calculation Effective Date	3/16/2006
Notional Interest	(140,000) 5.75%
	Payment dates Days		3/19/2007 366	3/18/2008 365	3/18/2009 365	3/18/2010 365	3/18/2011 365	3/19/2012 367	3/18/2013 364	3/18/2014 365	3/18/2015 365	3/18/2016 366	INPUT Regression analysis

Cash flow t0	GBP	contract	(8,050)	(8,050)	(8,050)	(8,050)	(8,050)	(8,050)	(8,050)	(8,050)	(8,050)	(148,050)
At inception	EUR equivalent		(11,552)	(11,416)	(11,295)	(11,188)	(11,102)	(11,015)	(10,964)	(10,915)	(10,893)	(200,803)

Cash flow	Euro equivalent		(11,968)	(11,795)	(11,619)	(11,468)	(11,328)	(11,206)	(11,107)	(11,022)	(10,955)	(200,601)
28	Delta CF		(416)	(379)	(324)	(280)	(227)	(191)	(143)	(107)	(62)	203
12/15/2006	NPV factor		99.02%	95.17%	91.50%	87.94%	84.57%	81.30%	78.16%	75.10%	72.12%	69.20%
	Discounted Delta CF		(411.90)	(360.31)	(296.26)	(246.36)	(191.71)	(155.61)	(111.72)	(80.31)	(44.57)	140.28	(1,758)

Cash flow	Euro equivalent		(11,958)	(11,788)	(11,613)	(11,457)	(11,324)	(11,209)	(11,115)	(11,043)	(10,987)	(201,431)
29	Delta CF		(406)	(372)	(318)	(269)	(222)	(195)	(151)	(128)	(93)	(627)
12/22/2006	NPV factor		99.08%	95.18%	91.43%	87.85%	84.41%	81.06%	77.86%	74.72%	71.67%	68.69%
	Discounted Delta CF		(402.63)	(353.94)	(290.91)	(236.62)	(187.27)	(157.72)	(117.53)	(95.48)	(66.93)	(430.75)	(2,340)

Cash flow	Euro equivalent		(11,880)	(11,715)	(11,556)	(11,410)	(11,276)	(11,166)	(11,073)	(11,006)	(10,962)	(201,127)
30	Delta CF		(328)	(299)	(261)	(222)	(175)	(151)	(109)	(91)	(69)	(323)
12/29/2006	NPV factor		99.17%	95.22%	91.42%	87.75%	84.26%	80.89%	77.65%	74.47%	71.37%	68.35%
	Discounted Delta CF		(325.26)	(284.65)	(238.48)	(194.93)	(147.21)	(121.97)	(84.39)	(67.67)	(49.41)	(220.96)	(1,735)

APPENDIX 2

Memorandum

Appendix 2 to the letter to the Staff, dated October 12, 2007	Date 12 October 2007 Subject Hedge accounting materiality analysis - summary

This summary discusses the misstatement which was discovered in 2007 but had its origin in prior years. The analysis of the misstatement follows the guidance SAB 99 and SAB 108. The question is whether the identified misstatements are material and therefore the prior year financial statements should be restated in accordance with FAS 154.

In 2007 we identified errors relating to hedge accounting under US GAAP. We did not identify similar errors under IFRS and our IFRS accounting had different transition arrangements.

Background of the misstatement
We have applied hedge accounting under US GAAP per January 1, 2003. We believed that our cash flow hedges were highly effective and therefore, the changes in fair value of these hedges could be recognized in our hedge reserve. However, we have recently concluded that our accounting for these hedges did not comply with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This is due to the fact that the swaps had a fair value at the time of their designation on January 1, 2003 which was not considered in our hedge designation and documentation. Consequently, we should not have applied hedge accounting for these swaps since January 1, 2003.

Quantitative analysis
The cumulative net effect of the errors is EUR 226 million overstatement of retained earnings and an offsetting EUR 226 million understatement of accumulated other comprehensive income as reported results in the years 2003 until 2006 are cumulatively overstated (2003, 2004 and 2005 overstated, 2006 understated). The misstatement has the following impact on the profit after taxes.

Error in profit after taxes (in million EUR)	2006	2005	2004	2003
Related to hedge accounting	27	6-	123-	124-
As % of profit after taxes	1.7%	-0.4%	-5.9%	3.5%
Total incl. other misstatements	58	34-	126-	124-
As % of profit after taxes	3.7%	-2.4%	-6.0%	3.5%

The effect of the hedge accounting misstatement on equity is nil as the overstatement of retained earnings is offset by the understatement of accumulated other comprehensive income.

Belongs to memorandum 12 October 2007 Our reference

Note: Upon adoption of SAB 108 in fiscal year 2006 we use the dual method of evaluating potential materiality of unadjusted errors. We used the roll-over method in fiscal year 2005 and prior fiscal years. Also, note that the other misstatements included in the preceding table represent unadjusted differences previously identified and evaluated in the applicable reporting period and were, further, corrected in fiscal year 2006 as they were recorded as off-period adjustments.

Qualitative analysis
We also considered whether these items might be considered material from a qualitative perspective. For example, we considered whether there is a substantial likelihood that a reasonable person would consider these items important, in light of the surrounding circumstances. We note that the misstatement has no effect on our cash flows or liquidity. From an economic point of view we have not found that any of our hedge positions were inconsistent with our risk management policies or economic objectives. The misstatement has no effect on our operating profit or revenue nor does it mask any change in earnings trends. It does not hide a failure to meet our guidance in the market as our guidance is based on IFRS statements which are not impacted by this misstatement.

We do not believe that the misstatement, either on an individual basis or in the aggregate:
•	masks a trend in earnings or other trends;
•	hides a failure to meet our guidance in the market;
•	changes an income into a loss or vice versa;
•	concerns a segment that has been identified as playing a significant role in our operations;
•	affects our compliance with regulatory requirements;
•	has an impact on our financing policy and loan covenants;
•	involves concealment of an unlawful transaction; and
•	has any effect on management compensation.

Conclusion
We conclude that the errors are not material to KPN’s financial statements over each of the years 2003 to 2006. The misstatement has no effect on equity and therefore the equity per December 31, 2006 is correctly stated.